As filed with the Securities and Exchange Commission on January 7, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

(Amendment No. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

AURA MINERALS INC.
(Name of Applicant)

Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
Contingent Value Rights	Up to approximately Cdn$32,350,000 aggregate principal amount

Approximate date of proposed issuance: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:
Aura Technical Services Inc.

255 Giralda Avenue, Suite 06W102,

Coral Gables, FL 33134

Telephone: (305) 239-9332

With a copy to:
Christopher Doerksen
Dorsey & Whitney LLP
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800

Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANTORY NOTE

This Amendment No. 2 to Form T-3 (this "Amendment") is being filed on behalf of Aura Minerals Inc. (the "Company"). This Amendment is being filed solely to file Exhibit T3D2 filed herewith. This Amendment is not intended to amend or delete any other part of the Company's Application for Qualification (the "Application"). All other information in the Application is unchanged and has been omitted from this Amendment.

List of Exhibits

Exhibit T3A*	Memorandum of Association and Articles of Association of the Company

Exhibit T3B*	Not Applicable (included in Exhibit T3A)

Exhibit T3C*	Form of Rights Indenture between the Company, Computershare Trust Company of Canada and Computershare Trust Company, N.A., including form of Rights Certificate

Exhibit T3D1*	Interim Order of the Court

Exhibit T3D2	Final Order of the Court

Exhibit T3E1*	Management Information Circular of Bluestone Resources Inc., dated November 12, 2024, to Consider a Proposed Plan of Arrangement

Exhibit T3E2*	Letter of Transmittal

Exhibit T3E3*	Press Release dated December 4, 2024

Exhibit T3E4*	Notice of Hearing of Petition

Exhibit T3F*	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C)

Exhibit 25.1*	Statement of Eligibility of Computershare Trust Company, N.A., as trustee relating to the form of Indenture, on Form T-1

Exhibit 99.1*	Organization Chart of Subsidiaries

Exhibit 99.2*	Organizational Chart of Bluestone Subsidiaries

*Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Aura Minerals Inc., a corporation organized and existing under the laws of the British Virgin Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Coral Gables, and State of Florida on the 7th day of January, 2025.

(Seal)	AURA MINERALS INC.

	By:	/s/ Joao Kleber Cardoso
	Name:	Joao Kleber Cardoso
	Title:	Chief Financial Officer and Corporate Secretary

Attest:

By: /s/ Rodrigo Velazquez
Name: Rodrigo Velazquez
Title: Head of Legal (North America) and Head of Compliance

 Aura Technical Services Inc.